CCU’S AMMENDEMENT TO THE ANNOUNCEMENT OF ITS FILING OF FORM 20-F 2017

(Santiago, Chile, May 3, 2018) – On April 26, 2018, Compañía Cervecerías Unidas S.A. (CCU) filed with the United States Securities and Exchange Commission (SEC) its annual report on Form 20-F for the fiscal year ended December 31, 2017. The annual report on Form 20-F can be accessed from

CCU’s English language website at the following address:

Form 20-F

The document can also be accessed from the SEC website.

Upon request, CCU’s shareholders may receive a hard copy of the annual report on Form 20-F, which contains CCU’s 2017 audited consolidated financial statements, free of charge.

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay, Peru and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer industry and in Peru, in the pisco industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V, PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.